UNITED STATES
SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2007

GENTERRA INC.
(Registrant's name)

106 Avenue Road,
Toronto, Ont.
Canada M5R 2H3
(416) 920-0500
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X___       Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No __X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1.	Press Release August 28, 2007
2.	Consolidated unaudited Financial Statements - June 30, 2007
3.	Managements's Discussion and Analysis of Financial Condition and Results of Operations -
4.	CEO Certification
5.	CFO Certification

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                      GENTERRA INC.

Date: September 4, 2007
                      By: /s/ STAN ABRAMOWITZ
                      Name: Stan Abramowitz
                      Title: Chief Financial Officer

EXHIBIT 1

GENTERRA INC.

PRESS RELEASE

Toronto, Ontario – August 28, 2007 – Genterra Inc. (TSX Venture - “GIC.A” – Class A)

Genterra Inc. reports third quarter financial results

Revenues for the nine month period ended June 30, 2007 decreased to $2,391,291 from $2,570,644 in the comparable 2006 period.  Net Earnings for the period were $1,038,602 compared to $396,634 in the comparable 2006 period.  Earnings per share for the period was $0.052 compared with $0.018 in the comparable 2006 period.  Net Earnings for the nine month period ended June 30, 2007 include the gain on sale of the Company’s investment in Synergx Systems Inc.

Genterra Inc. is a management and holding company whose assets include rental real estate properties, equity investments and loans and mortgages receivable.

“Safe Harbor” statement under the Private Securities Reform Act of 1995: This release may contain forward-looking statements which reflect management’s current views of future events and operation.  These forward-looking statements are based on assumption and external factors, including assumptions relating to product pricing, competitive market conditions, financial data and other risks or uncertainties detailed from time to time in the Company’s filings with the Securities and Exchange Commission.  These forward-looking statements represent the Company’s judgement as of the date of this release and any changes in the assumptions or external factors could produce significantly different results.

For further information, please contact:

Stan Abramowitz, Secretary
(416) 920-0500

Disclaimer: TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

EXHIBIT 2

GENTERRA INC.

CONSOLIDATED BALANCE SHEET

Unaudited)

	June 30	September 30
	2007	2006
A S S E T S
CURRENT
Cash and short-term investments	$8,224,632	$5,502,555
Marketable securities	2,189,827	1,051,911
Accounts receivable	383,836	496,775
Income taxes receivable	82,957	-
Prepaid expenses and deposits	70,562	176,574
Current portion of note and mortgages receivable	-	1,620,707

	10,951,814	8,848,522

NOTE AND MORTGAGES RECEIVABLE	249,000	249,000

INVESTMENTS	-	1,646,639

RENTAL REAL ESTATE PROPERTIES	11,217,655	11,644,368

FUTURE INCOME TAXES	146,544	169,542

	$22,565,013	$22,558,071

L I A B I L I T I E S

CURRENT
Accounts payable and accrued liabilities	$317,630	$522,775
Income taxes payable	-	476,572
Current portion of long-term debt	375,070	475,569
Future income taxes	37,061	26,887

	729,761	1,501,803

LONG-TERM DEBT	3,751,057	4,004,987

FUTURE INCOME TAXES	1,133,643	1,146,381

	5,614,461	6,653,171

S H A R E H O L D E R S' E Q U I T Y

CAPITAL STOCK	13,133,945	13,133,945

RETAINED EARNINGS	3,816,607	2,770,955

	16,950,552	15,904,900

	$22,565,013	$22,558,071

GENTERRA INC.

CONSOLIDATED STATEMENT OF RETAINED EARNINGS

(Unaudited)

	Nine Months ended June 30 Three Months ended June 30
	2007	2006	2007	2006

Balance, beginning of period as previously stated	$2,770,955	$1,885,842	$4,041,156	$2,169,064

Unrealized gain on marketable securities, net of tax	7,050	-	-	-

Balance, beginning of period as restated	2,778,005	1,885,842	4,041,156	2,169,064

Net earnings (loss) for the period	1,038,602	396,634	(224,549)	113,412

Balance, end of period	$3,816,607	$2,282,476	$3,816,607	$2,282,476

CONSOLIDATED STATEMENT OF
ACCUMULATED OTHER COMPREHENSIVE INCOME

(Unaudited)

	Nine Months ended June 30 Three Months ended June 30
	2007	2006	2007	2006

Balance, beginning of period as previously stated	$-	$-	$-	$-

Unrealized loss on investments, net of tax	(61,749)	-	-	-

Balance, beginning of period as restated	(61,749)	-	-	-

Change in other comprehensive income, net of tax	61,749	-	-	-

Balance, end of period	$-	$-	$-	$-

GENTERRA INC.

CONSOLIDATED STATEMENT OF OPERATIONS

(Unaudited)

	Nine Months ended June 30 Three Months ended June 30
	2007	2006	2007	2006

REVENUE
Rent	$1,978,887	$2,341,140	$501,968	$774,310
Investment income	412,404	229,504	153,156	84,681
	2,391,291	2,570,644	655,124	858,991

EXPENSES
Administrative and general	448,120	324,966	137,576	120,509
Loss on foreign exchange	359,099	87,671	329,563	74,709
Rental real estate operating expenses	870,312	872,234	266,373	261,973
	1,677,531	1,284,871	733,512	457,191

Earnings (loss) before the following	713,760	1,285,773	(78,388)	401,800

Amortization	426,714	461,771	142,232	152,604
Interest on long-term debt	175,577	194,601	56,943	63,896
	602,291	656,372	199,175	216,500

Earnings (loss) before the undernoted	111,469	629,401	(277,563)	185,300

Gain on sale of investment	1,158,950	-	-	-

Earnings (loss) before income taxes	1,270,419	629,401	(277,563)	185,300

Income taxes (recovered)	231,817	232,767	(53,014)	71,888

NET EARNINGS (LOSS) FOR THE PERIOD	$1,038,602	$396,634	$(224,549)	$113,412

EARNINGS (LOSS) PER SHARE

Basic and fully diluted	$0.052	$0.018	$(0.013)	$0.005

Weighted average number of shares

Basic and filly diluted	18,793,385	18,793,385	18,793,385	18,793,385

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited interim consolidated financial statements have been prepared by the Company in accordance with accounting principles generally accepted in Canada on a basis consistent with those followed in the most recent audited consolidated financial statements except as noted below.  These unaudited interim consolidated financial statements do not include all the information and footnotes required by the generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the audited consolidated financial statements and notes included in the Company’s Annual Report for the year ended September 30, 2006.

The Company adopted CICA Handbook Section 3855, “Financial Instruments – Recognition and Measurement”, and Section 3861, “Financial Instruments – Disclosure and Presentation” on October 1, 2006.  Section 3855 prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and at what amount, requiring fair value or cost-based measures under different circumstances.  Section 3861 establishes standards for presentation of financial instruments and non-financial derivatives and identifies the information that should be disclosed.

The Company adopted CICA Handbook Section 1530, “Comprehensive Income” on October 1, 2006.  Section 1530 was issued in January 2005 to introduce new standards for reporting and presenting Comprehensive Income.  Comprehensive Income is the change in equity (net assets) of a company during a reporting period from transactions and other events and circumstances from non-owner sources.  It includes all changes in equity during a period except for changes resulting from investments by owners and distributions to owners.  Section 1530 requires financial statements for prior periods to be restated for certain comprehensive income items.

The Company adopted CICA issued Handbook Section 3251, “Equity” on October 1, 2006. Section 3251 establishes standards for the presentation of equity and changes in equity during reporting periods beginning after October 1, 2006.  Financial statements of prior periods are required to be restated for certain specified adjustments.  For other adjustments, the adjusted amount must be presented in the opening balance of accumulated other comprehensive income.

GENTERRA INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

(Unaudited)

		Nine Months ended June 30 Three Months ended June 30
		2007	2006	2007	2006
OPERATING ACTIVITIES
Net earnings (loss) for the period		$1,038,602	$396,634	$(224,549)	$113,412
Unrealized gain on marketable securities		(203,607)	-	(44,613)	-
Amortization		426,714	461,771	142,232	152,604
Gain on sale of investment		(1,158,950)	-	-	-
Future income taxes		16,453	(50,323)	(10,658)	(16,112)
		119,212	808,082	(137,588)	249,904
Change in non-cash components of working capital
Accounts receivable		112,939	(11,961)	2,411	17,117
Income taxes receivable		(82,957)	-	(82,957)	-
Prepaid expenses and deposits		106,012	51,282	(28,823)	(58,502)
Accounts payable and accrued liabilities		(205,145)	57,180	(21,630)	65,889
Income taxes payable		(476,572)	307,122	(60,210)	115,769
		(426,511)	1,211,705	(328,797)	390,177

FINANCING ACTIVITIES
Repayment of long-term debt		(354,429)	(337,193)	(119,627)	(113,796)

INVESTING ACTIVITIES
Change in marketable securities		(923,118)	(215,300)	(5,222)	(203,059)
Decrease in investment in note and mortgages receivable		1,620,707	245,000	-	(3,000)
Expenditures on rental real estate properties		-	(60,404)	-	-
Proceeds from sale of investment		2,805,428	-	-	-
		3,503,017	(30,704)	(5,222)	(206,059)

CHANGE IN CASH AND CASH EQUIVALENTS		2,722,077	843,808	(453,646)	70,322

Cash and cash equivalents at beginning of period		5,502,555	4,373,641	8,678,278	5,147,127

CASH AND CASH EQUIVALENTS AT END OF PERIOD		$8,224,632	$5,217,449	$8,224,632	$5,217,449

Supplementary cash flow information:

Income taxes paid		$784,799	$43,099	$105,949	$20,127
Interest paid		$177,370	$195,808	$57,396	$64,092

The Company is a Canadian management holding company operating in Canada with significant interests in real estate properties located in Ontario and investments in loans, mortgages and marketable securities. In January 2007, the Company sold its investment in Synergx Systems Inc.

Segmented information (expressed in thousands of dollars)
		June 30	June 30
		2007	2006

Total assets	Canada	$22,565	$20,328
	United States	-	1,647
		$22,565	$21,975

EXHIBIT 3
GENTERRA INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FOR THE NINE MONTH PERIOD ENDED JUNE 30, 2007

The following management’s discussion and analysis (“MD&A”) provides a review of the financial condition and results of operations of Genterra Inc. (“the Company”) for the nine month period ended June 30, 2007. This MD&A should be read in conjunction with the Company’s June 30, 2007 unaudited interim consolidated financial statements included elsewhere herein.

In this document and in the Company’s unaudited consolidated financial statements, unless otherwise noted, all financial data is prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”). All amounts, unless specifically identified as otherwise, both in the unaudited consolidated financial statements and this MD&A, are expressed in Canadian dollars.

Management’s Discussion and Analysis contains forward-looking statements, including statements concerning possible or assumed future results of operations of the Company.  Forward-looking statements typically involve words or phrases such as “believes”, “expects”, “anticipates”, “intends”, “foresee”, “estimates” or similar expressions.  Forward-looking statements involve risks, uncertainties and assumptions, as described from time to time in the Company’s reports and filed with the United States Securities and Exchange Commission and securities commissions in Canada, which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. In addition, the Company expressly disclaims any obligation to publicly update or alter its previously issued forward-looking statements.

LIQUIDITY AND CAPITAL RESOURCES

The Company's principal sources of liquidity are cash on hand, marketable securities and cash flow from rental, finance and investment operations.

The Company's working capital amounted to $10,222,053 at June 30, 2007, compared to $7,346,719 at September 30, 2006.  The ratio of current assets to current liabilities was 15.0:1 at June 30, 2007 and 5.9:1 at September 30, 2006. The increase in working capital is primarily due to the cash generated from rental operations, investment income and the proceeds from the sale of the Company’s investment in Synergx Systems Inc. (“Synergx”).  The working capital ratio was positively impacted by the reduction in income taxes payable and trade accounts payable during the period and the cash proceeds realized on the sale of Synergx.

During the nine month period ended June 30, 2007, the Company’s cash position increased by $2,722,077 to $8,224,632. The change was due to the net result of the following:

- - Operating Activities decreased cash by $426,511.  This was as a result of $119,212 in cash generated from operations offset by $545,723 of cash utilized in the changes in non-cash components of working capital.

- - Financing Activities utilized $354,429 in cash to make scheduled repayments on mortgage obligations.

- - Investing Activities increased cash by $3,503,017.  During the period, the Company realized $1,620,707 in cash as a result of the repayment of mortgages receivable and $2,805,428 from the sale of its investment in Synergx and utilized $923,118 in cash to increase its holdings in marketable securities during the period.

The Company anticipates that it will require approximately $2,300,000 in order to meet its ongoing expected costs for the next twelve months. These costs include real estate operating expenses, fees for management and administrative services provided to the Company, legal and audit fees, financing expenses, public company shareholder costs and income taxes.  The Company expects to generate the revenue required in order to service these expenditures from rental revenue from existing leased real estate and from finance and investment income.  The Company also has scheduled long-term debt repayments of approximately $375,000 in the next twelve months. Cash flow from operations will be used to finance these regularly scheduled debt repayments.

RESULTS OF OPERATIONS

The following tables set forth items derived from the consolidated statements of operations (expressed in thousands of dollars except for earnings per share) for each of the eight most recently completed quarters.

	2007			2006				2005
	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter
Revenue	$655	$835	$901	$993	$859	$878	$834	$758
Net earnings (loss)	(224)	1,065	198	489	113	145	138	768
Earnings (loss) per share – Basic and Fully Diluted	$(0.013)	$0.055	$0.010	$0.022	$0.005	$0.007	$0.006	$0.040

Periods ended June 30, 2007 and 2006

The following table sets forth items derived from the consolidated statements of operations for the nine month periods ended June 30, 2007 and 2006.

	Three Months Ended June 30 (Unaudited)		Nine months Ended June 30 (Unaudited)
	2007	2006	2007	2006
Revenue	$655,124	$858,991	$2,391,291	$2,570,644
Administrative expenses	(137,576)	(120,509)	(448,120)	(324,966)
Loss on foreign exchange	(329,563)	(74,709)	(359,099)	(87,671)
Rental real estate expenses	(266,373)	(261,973)	(870,312)	(872,234)
Other expenses	(199,175)	(216,500)	(602,291)	(656,372)
Earnings (loss) before the undernoted	(277,563)	185,300	111,469	629,401
Gain on sale of investment	-	-	1,158,950	-
Earnings (loss) before income taxes	(277,563)	185,300	1,270,419	629,401
Income taxes	53,014	(71,888)	(231,817)	(232,767)
Net earnings (loss)	$(224,549)	$113,412	$1,038,602	$396,634

Revenue.  Rental revenue for the third quarter ended June 30, 2007 was $501,968, a decrease of $272,342 as compared to $774,310 for the comparable 2006 period. Rental revenue for the nine months ended June 30, 2007 was $1,978,887, a decrease of $362,253 as compared to $2,341,140 for the comparable 2006 period. The decrease in rental revenue compared to the 2006 period was attributable to the renegotiation of leases with the Company’s large single purpose tenant on its properties located in Cambridge and Hamilton at rates lower than the pre-existing lease and the short term vacancies at its Wendell Avenue property. Investment income for the three months ended June 30, 2007 was $153,156 as compared to $84,681 for the comparable 2006 period. Investment income for the nine months ended June 30, 2007 was $412,404 as compared to $229,504 for the comparable 2006 period. The increase in investment income is due to the increase in cash and marketable securities and the results achieved in the investment portfolio.

Administrative Expenses.  Administrative expenses include fees for management and administrative services, legal and audit fees, financing expenses and public company shareholder costs.  Administrative expenses for the three months ended June 30, 2007 were $137,576 as compared to $120,509 for the comparable 2006 period. Administrative expenses for the nine months ended June 30, 2007 were $448,120 as compared to $324,966 for the comparable 2006 period. Administrative expenses for the 2007 period were affected by increased costs associated with environmental and public company regulatory compliance requirements.

Loss on Foreign Exchange.  The Company holds certain amounts of its cash in United States dollars.  Due to the strengthening of the Canadian Dollar the Company incurred a foreign exchange loss of $329,563 during the three month period ended June 30, 2007 compared to $74,709 in the comparable 2006 period.  Foreign exchange loss for the nine month periods ended June 30, 2007 and 2006 was $359,099 and $87,671 respectively.

Rental Real Estate Operating Expenses.  Rental real estate operating expenses for the three months ended June 30, 2007 were $266,373 compared to $261,973 for the comparable 2006 period. Rental real estate operating expenses for the nine months ended June 30, 2007 were $870,312 compared to $872,234 for the comparable 2006 period.

Other Expenses.  Amortization for the three months ended June 30, 2007 and 2006 were $142,232 and $152,604 respectively.  Amortization for the nine month periods ended June 30, 2007 and 2006 was $426,714 and $461,771 respectively. The Company incurred interest expense of $56,943 and $ 63,896 for the third quarter of fiscal 2007 and 2006 respectively.  Interest expense for the nine month periods ended June 30, 2007 and 2006 were $175,577 and $194,601 respectively.

Income Tax Provision.  During the three and nine month periods ended June 30, 2007 the Company recorded income taxes recovery of $53,014 and an expense of $231,817 respectively.  This compares to expenses of $71,888 and $232,767 respectively for the comparative 2006 periods.  The effective tax rates were 19.1% and 38.8% for the three month periods ended June 30, 2007 and 2006 respectively. The effective tax rates were 18.2% and 37.0% for the nine month periods ended June 30, 2007 and 2006 respectively.  The difference between the Company’s statutory tax rate and its effective tax rate is due to permanent differences primarily associated with the tax treatment of capital gain transactions.

Net Earnings.  The Company reported a net loss of $224,549 for the three months ended June 30, 2007 compared with net earnings of $113,412 for the comparable 2006 period.  Net earnings for the nine months ended June 30, 2007 was $1,038,602 compared to net earnings of $396,634 for the comparable 2006 period. The increase in net earnings for the nine months results primarily from the gain on sale of the Company’s investment in Synergx and the increased performance of the Company’s investment portfolio offset by the foreign exchange loss and increased costs resulting from regulatory compliance requirements.

Inflation.  Inflation has not had a material impact on the results of the Company’s operations during the periods under review and it is not anticipated to materially impact the Company’s operations during the current fiscal year.

RELATED PARTY TRANSACTIONS

The Company entered into transactions and had outstanding balances with various companies related by common ownership and management.

The transactions with related parties are in the normal course of business and are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

Related party transactions for the nine month period ended June 30, 2007 are summarized as follows:

•
The Company leases its property situated at 450 Dobbie Drive, Cambridge, Ontario to The Cambridge Towel Corporation ("Cambridge").  The lease term commenced March 1, 2007 and ends January 31, 2011, at an annual net, net rental of $500,175.  The results of operations include rental revenue of $552,702 pertaining to this lease for the period from October 1, 2006 to June 30, 2007. Mark I. Litwin and Stan Abramowitz are officers and/or directors of the Company and Cambridge.

•
The Company leases its property situated at 200 Glendale Avenue North, Hamilton, Ontario to Cambridge. The lease term commenced March 1, 2007 and ends January 31, 2011, at an annual net, net rental of $140,000. The results of operations include rental revenue of $218,917 pertaining to this lease for the period from October 1, 2006 to June 30, 2007. Mark I. Litwin and Stan Abramowitz are officers and/or directors of the Company and Cambridge.

•
The Company leases part of its property situated at 140 Wendell Avenue, Toronto, Ontario to Distinctive Designs Furniture Inc. (“Distinctive”).  The lease, which was renewed on October 1, 2004 at an annual rental of $275,000 per year, was due to expire September 30, 2007.  The lease was terminated by agreement effective January 31, 2007 in order to allow the Company the ability to relocate a number of tenants to maximize the property’s rental utilization.  Distinctive has agreed to rent alternate space in the building effective April 1, 2007 on a month to month basis for $5,241 per month.  The results of operations include rental revenue, inclusive of expense recoveries, of $131,628 pertaining to these rental arrangements for the period from October 1, 2006 to June 30, 2007.  Alan Kornblum is a director of the Company and an officer and director of Distinctive.  Fred A. Litwin owns or controls approximately 50.3% of Distinctive and 21.6% of the Company.

•
The Company leases part of its property situated at 1095 Stellar Drive, Newmarket, Ontario to Fitcity Health Centre Inc. ("Fitcity").  The lease term commenced January 1, 2003 and ends December 31, 2007 at an annual net, net rental of $111,240 per year.  The results of operations include rental revenue, inclusive of expense recoveries, of $122,221 pertaining to this lease for the period from October 1, 2006 to June 30, 2007.  A wholly owned subsidiary of the Company is a party to a loan agreement with Fitcity bearing interest at prime plus 1% per annum and repayable on demand.  During the nine month period ended June 30, 2007 the Company received $18,401 of interest on this loan.  As of the date hereof, Fitcity owes an aggregate amount of $334,431 of secured debt under this facility. In 2005 the Company and Fitcity agreed that annual repayments on this debt will be based on fifty percent (50%) of Fitcity’s annual free cash flow beginning with its 2006/2007 fiscal year.  As part of this agreement, Fitcity provided the Company with a guarantee from an affiliated company for a minimum debt repayment of $50,000 in the first year.  Since the inception thereof, Fitcity has repaid the Company $68,019 of this debt. Mark I. Litwin is a director and/or officer of the Company and Fitcity and is the majority shareholder of Fitcity.

•	Management Contracts

During the nine month period ended June 30, 2007, Forum Financial Corporation (“Forum”) provided administrative services to the Company for fees of $150,000.  The services provided include office facilities and clerical services, including bookkeeping, accounting and shareholder related services.  Forum also assists in the decision making process relating to the Company’s various investment interests.  When requested, additional services are also provided on a fee-for-service basis.  Stan Abramowitz is an officer and director of Forum and of the Company.  Fred A. Litwin owns or exercises control and direction over Forum and 21.6% of the Company.

During the nine month period ended June 30, 2007, First Ontario Investments Inc. (“FirstOnt”) provided property management services to the Company for fees of $82,500.  Stan Abramowitz and Mark I. Litwin are directors and/or officers of FirstOnt and the Company.  Fred A. Litwin owns or exercises control and direction over FirstOnt and 21.6% of the Company.

During the nine month period ended June 30, 2007 consulting services were provided to the Company by Mark I. Litwin for fees of $27,000.  Mark I. Litwin is president of the Company.

SHARE DATA

The following table sets forth the outstanding Share Data for the Company as at August 24, 2007:

	Authorized	Issued
Class A shares - subordinate voting, participating, $0.005 non-cumulative priority dividend	Unlimited	18,309,373
Class B shares - multiple voting (8 votes each), participating (each share is convertible into 1 Class A share)	Unlimited	484,012
Special shares - voting, non-participating, redeemable	Unlimited	-
Class C preferred shares, Series 1 - non-voting, non-participating, $0.026 non-cumulative, redeemable	Unlimited	1,704,115
Class D preferred shares, issuable in series: Series 1 - non-voting, non-participating, $0.0023 non-cumulative, redeemable	Unlimited	2,475,009
Series 2 - non-voting, non-participating, $0.0023 non-cumulative, redeemable	Unlimited	810,059
Class E preferred shares - non-voting, non-participating, $0.14 cumulative, redeemable	Unlimited	115,258
Class F preferred shares, Series 1 - non-voting, non-participating, $0.06 cumulative, $1 redeemable, convertible (each 98 Class F preferred shares are convertible into either 1 Class A share and 1 Class B or 2 Class A shares)	Unlimited	632,493
Preference shares, Series 1 - non-voting, non-participating, redeemable, $0.0084 cumulative	Unlimited	1,935,256

RISKS AND UNCERTAINTIES

THE COMPANY’S RESULTS ARE DEPENDENT ON ITS RENTAL REAL ESTATE PROPERTIES

The following items could be considered as risk factors related thereto:

A. REAL PROPERTY INVESTMENT

All real property investments are subject to elements of risk.  Such risks include general economic conditions, local real estate market conditions, demand for real property generally and in the local area, competition for other available premises and various other risk factors.

Real property investments tend to be relatively illiquid, with the degree of liquidity generally fluctuating in relation to demand for and the perceived desirability of such investments.  Such illiquidity may tend to limit the Company’s ability to vary its portfolio promptly in response to changing economic or investment conditions.  If the Company were required to liquidate its real property investments, the proceeds to the Company might be significantly less than the aggregate value of its properties on a going concern basis.

B.   LARGE SINGLE PURPOSE TENANTS AND CREDIT CONCENTRATION

The need to renew and release upon lease expiration is no different for the Company than it is for any other real estate portfolio. Properties that are single tenant occupied, in particular the properties located at Dobbie Drive, Cambridge, Ontario, and Glendale Avenue North, Hamilton, Ontario, with their large single purpose tenant, have tenant specific leasehold improvements.

These two properties, which are both leased to Cambridge, together account for 26% and 39% of the Company’s assets and rental revenue, respectively, as at June 30, 2007, and therefore constitute a significant credit concentration. The term for both leases expires on January 31, 2011.  In the event that the Company was to lose this tenant, or the tenant was unable to pay its rent as it becomes due, and the Company is not successful in replacing it with a similar tenant, this could have a significant negative financial impact on the Company.  In addition, a significant amount of demolition could be required to remove tenant specific leasehold improvements.  Accordingly this credit concentration could be considered a risk factor.

C.   THERE IS A NEED FOR RENTAL INCOME TO MAINTAIN CASH FLOW

The effect of negative economic and other conditions on tenants, the impact on their ability to make lease payments and the resulting impact on property cash flows could be considered a risk.  For the most part, the Company’s tenants are suppliers to the retail market and therefore are vulnerable to adverse economic conditions that impact retail sales. To the extent that any one of the Company's tenants is negatively impacted by such a change in economic conditions and is no longer able to meet its rental obligations, this could impact the Company as expenditures, including property taxes, capital repair and replacement costs, maintenance costs, mortgage payments, insurance costs and related charges must be made throughout the period of ownership regardless of whether the property is producing any income.  If the Company is unable to meet mortgage payments on its properties, loss could be sustained as a result of the mortgagee’s exercise of its rights of foreclosure and sale.

D.   LOSS OF TENANTS COULD AFFECT LEASING FLEXIBILITY

The relocation by an existing tenant could adversely affect the Company’s ability to generate income.  The property located at Wendell Avenue, Toronto, Ontario is a multi-tenant facility with 65% of the building occupied by 2 tenants. The balance of the building is occupied by smaller tenants.  In the event that one or more of these tenants was to vacate their unit and relocate, and such a tenant could not be replaced, the Company may find it difficult to provide appropriate space to prospective tenants.

E.    THE NEED TO RENEGOTIATE FINANCING TERMS AS THEY COME DUE

The Company might not be able to successfully renegotiate mortgage financing on favourable terms on the various properties as the existing mortgages fall due.

F.   GENERAL UNINSURED LOSSES

The Company carries comprehensive general liability for fire, flood, extended coverage and rental loss insurance with policy specifications, limits and deductibles customarily carried for similar properties.  There are however certain types of risks (generally of a catastrophic nature such as wars or environmental contamination) that are either uninsurable or not insurable on an economically viable basis.  Should an uninsured or underinsured loss occur, the Company could lose its investment in and anticipated profits and cash flows from one or more of its properties, but the Company would continue to be obliged to repay any recourse mortgage indebtedness on such property.

G.    ENVIRONMENTAL LEGISLATION AND CONTAMINATION

Environmental legislation and policies have become an increasingly important feature of real property ownership and management in recent years.  Under various laws, property owners could become liable for the costs of effecting remedial work necessitated by the release, deposit or presence of certain materials, including hazardous or toxic substances and, accordingly, environmental contamination could be considered a risk factor. The Company’s tenants include companies in the textile manufacturing business which represents a potential environmental risk.  In addition, the migration of third party offsite contamination to one of the Company’s properties could be considered a risk.  The failure by the Company to effect any necessary remedial work may adversely affect the Company’s ability to sell real estate or to borrow using the real estate as collateral and could result in claims against the Company.  The Company has introduced an environmental maintenance program to oversee the Company’s compliance with Ministry of the Environment guidelines.

The risks and uncertainties discussed above highlight the more important factors that could significantly affect the Company’s real estate operations and profitability.  They do not represent an exhaustive list of all potential issues that could affect the financial results of the Company.

INTEREST RATE RISK

The primary objective of our investment activities is to preserve capital while, at the same time, maximizing the income we receive from our investments without significantly increasing risk.  Some of the securities that we invest in may have market risk. This means that a change in prevailing interest rates may cause the principal amount of the investment to fluctuate.  For example, if we hold a security that was issued with a fixed interest rate at the then-prevailing rate and the prevailing interest rate later rises, the principal amount of our investment could decline.  We currently maintain an investment portfolio consisting of short-term deposits, Canadian bond obligations and equity investments.  Due to the relative short-term nature of these investments, we believe that we have no material exposure to interest rate risk arising from our investments.

CURRENCY RISK

The Company currently holds and invests funds denominated in United States dollars.  The value of this currency fluctuates due to changes in the exchange rate which is beyond the control of the Company.  In the event that the Canadian dollar was to appreciate in value against the United States dollar this could have a negative financial impact on the Company.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company’s discussion and analysis of its results of operations and financial condition are based upon its consolidated financial statements that have been prepared in accordance with generally accepted accounting principals in Canada.  The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities.  Estimates and assumptions are evaluated on an ongoing basis and are based on historical and other factors believed to be reasonable under the circumstances.  The results of these estimates may form the basis of the carrying value of certain assets and liabilities and may not be readily apparent from other sources.  Actual results, under conditions and circumstances different from those assumed, may differ from estimates.

The Company believes that the following accounting policy is critical to its business operations and the understanding of results of operations and affects the more significant judgements and estimates used in the preparation of its consolidated financial statements:

Future Income Taxes – The Company follows the asset and liability method of accounting for income taxes. Under this method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying value and tax basis of the assets and liabilities.  Consistent with this policy, the Company recognizes future tax assets net of a valuation allowance.  Based on current projections of future taxable income over the periods in which the future income tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of the future tax assets.  Changes in future profitability of the Company may impact the realization of these future tax assets.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Canadian Institute of Chartered Accountants (“CICA”) has amended Handbook Section 3855 “Recognition and Measurement of Financial Instruments” and subsequently issued Section 3861 “Financial Instruments – Disclosure and Presentations”.  Section 3861 establishes standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them. These Sections apply to financial statements relating to fiscal years beginning on or after October 1, 2006.  The Company has adopted these recommendations commencing October 1, 2006.

The CICA has issued Handbook Section 1530 “Comprehensive Income” to introduce new standards for reporting and presenting comprehensive income. This Section applies to financial statements relating to fiscal years beginning on or after October 1, 2006.  The Company has adopted these recommendations commencing October 1, 2006.

The CICA has introduced Handbook Section 3251 “Equity” which replaces Section 3250 “Surplus” which establishes the standards for the presentation of equity and changes in equity during the reporting period. This Section applies to financial statements relating to fiscal years beginning on or after October 1, 2006. The Company has adopted these recommendations commencing October 1, 2006.

The CICA has issued Handbook Section 3865 “Hedges” to clarify requirements for determining hedging relationships and applying hedge accounting. The Company has adopted these recommendations commencing October 1, 2006.

To the extent applicable, the adoption of these accounting policies have been reflected in the Company’s unaudited interim consolidated financial statements for the nine month period ended June 30, 2007.

OUTLOOK

The Company’s income producing real estate enjoys full occupancy.  Management continues to analyze other potential real estate investments in order to deploy available resources to expand its portfolio.  Management seeks to acquire real estate investments that provide both income and the potential for capital appreciation. The financing of any such acquisitions will normally be through a combination of internal resources and commercial/institutional mortgages.  Management will also deploy resources into other investment areas in order to increase the Company's cash flow from operations.

ADDITIONAL INFORMATION

Additional information relating to the Company, including the Company’s audited year end financial results and unaudited quarterly financial results, can be accessed on SEDAR (www.sedar.com) in Canada and on EDGAR (www.sec.gov/edgar.shtml) in the United States.

GENERAL

Except where otherwise indicated, information contained herein is given as of August 24, 2007.

EXHIBIT 4.

FORM 52-109F2

Certification Of Interim Filings
GENTERRA INC.

I, Mark I. Litwin, Chief Executive Officer, certify that:

1.  I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of GENTERRA INC. (the “issuer”) for the interim period ending June 30, 2007;

2.  Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.  Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.  The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5.  I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

DATED:  August 28, 2007.

“Signed”

Mark I. Litwin
Chief Executive Officer
Genterra Inc.

EXHIBIT 5.

FORM 52-109F2

Certification Of Interim Filings
GENTERRA INC.

I, Stan Abramowitz, Chief Financial Officer, certify that:

1.  I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of GENTERRA INC. (the “issuer”) for the interim period ending June 30, 2007;

2.  Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.  Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.  The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5.  I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

DATED:  August 28, 2007.

“Signed”

Stan Abramowitz
Chief Financial Officer
Genterra Inc.